September 18, 2025

Frank Bachinsky
Chief Executive Officer
Safeguard Acquisition Corp.
7251 West Lake Mead Blvd, Suite 300
Las Vegas, NV 89128

       Re: Safeguard Acquisition Corp.
           Draft Registration Statement on Form S-1
           Submitted August 22, 2025
           CIK No. 0002082844
Dear Frank Bachinsky:

       We have reviewed your draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement and non-public draft submissions on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
Cover Page

1. Please revise the prospectus cover page to clarify that, in addition to the units, you also are registering the Class A ordinary shares underlying the public warrants that are included in the units.
2. We note that you intend to apply to have your units listed on the New York Stock
       Exchange. Please revise your prospectus cover page to disclose whether the proposed offering is contingent upon final approval of such listing. Please ensure the disclosure is consistent with your underwriting agreement.
 September 18, 2025
Page 2
Compensation of Sponsor, Sponsor's Affiliates and Directors and Officers, page
11

3. We note from your disclosure on page 116 that you may pay your sponsor or any of your officers or directors, or any entity with which they are affiliated, a finder's fee, consulting fee or other compensation in connection with identifying, investigating and completing your initial business combination. Please include similar disclosure in this section. Refer to Item 1602(b)(6) of Regulation S-K.
Risk Factors, page 41

4. We note the disclosure on page 10 and elsewhere that in order to facilitate your initial business combination, your sponsor may surrender or forfeit, transfer or exchange your founder shares, private placement units or any of your other securities, including for no consideration, as well as subject any such securities to earn-outs or other restrictions, or enter into any other arrangements with respect to any such securities.
       Please add risk factor disclosure about risks that may arise from the sponsor having the ability to remove itself as your sponsor before identifying a business combination, including through the unconditional ability to transfer the founder shares or otherwise.
       Address the consequences of such removal to the company's ability to consummate an initial business combination, including that any replacement sponsor could have difficulty finding a target.
Use of Proceeds, page 89

5. Please revise the table in this section to include the corresponding reference for footnote (5) to the table.
Proposed Business
Other Considerations and Conflicts of Interest, page 110

6. In the table, please clarify that the sponsor will receive the private placement units for consideration of $10.00 per private placement unit.
Redemption Rights for Public Shareholders upon Completion of Our Initial
Business
Combination, page 120

7. We note the disclosure that the redemption price per share available to shareholders upon the completion of your initial business combination will include interest earned on the funds held in the trust account net of taxes paid or payable and up to $100,000 of interest to pay liquidation expenses. Please advise why you would allocate funds from the trust for liquidation expenses in the event of a business combination and how such provision is consistent with Nasdaq Rule IM-5101-2(d), which says "Public
       Shareholders voting against a business combination must have the right to convert their shares of common stock into a pro rata share of the aggregate amount then in the deposit account (net of taxes payable and amounts distributed to management for working capital purposes)."
Management
Officers, Directors and Director Nominees, page 134

8. Please revise this section and the prospectus summary to clearly identify any SPACs and SPAC business combinations in which your management team has participated.
 September 18, 2025
Page 3

       In addition, for each SPAC involving members of your management team, clearly disclose any extensions and redemption levels in connection with any extension and/or business combination. For those SPACs that have completed a de-SPAC
       transaction, disclose the current trading prices. If your management has not participated in any other SPACs or SPAC business combinations, please revise to include an affirmative statement to that effect. Refer to Item 1603(a)(3) of Regulation
       S-K.
9.     Please revise your description of Mr. Bachinsky   s business experience
to provide the
       principal occupations and employment during the past five years as required by
       Item 401(e) of Regulation S-K.
Executive Officer and Director Compensation, page 135

10. We note your disclosure that, as described under "Principal Shareholders," your independent directors were given an opportunity to make an investment for a non-
       controlling minority position in your sponsor. Please point us to the relevant disclosure under "Principal Shareholders" and clarify whether any of your independent directors made such an investment. In addition, identify all persons who have direct and indirect material interests in your sponsor, including the nature and amount of such interests. Refer to Item 1603(a)(7) of Regulation S-K. Principal Shareholders, page 143

11. Please tell us how you calculated the 7,106,667 Class B ordinary shares to be beneficially owned by your sponsor after the proposed offering.
Certain Relationships and Related Party Transactions, page 146

12. Please revise your disclosure in this section to include the information required by
       Item 404 of Regulation S-K with respect to the promissory note you entered into with your sponsor. In this regard, we note from your disclosure elsewhere in the prospectus that your sponsor may loan you up to $500,000 pursuant to the note and that you already borrowed $26,008 under the note as of July 23, 2025.
13. We note your disclosure that you will enter into a registration rights agreement pursuant to which your sponsor and its permitted transferees, if any, will be entitled to certain registration rights with respect to the securities they hold or may acquire.
       Please disclose here the number of securities held by related parties that will be subject to these registration rights. Similarly, disclose under "Registration Rights" on page 173 the number of securities that will be subject to registration rights. Refer to
       Item 202(a)(2)(ii) of Regulation S-K.
Balance Sheet for the Period Ended July 23, 2025, page F-3

14. We note your disclosure on page F-10 that you classify your Class A ordinary shares subject to redemption outside of permanent equity as the redemption provisions are not solely within your control. Please revise your shareholder's equity disclosures on pages 96 and F-3 to move these Class A shares outside of permanent equity.
 September 18, 2025
Page 4
Signatures, page II-5

15. Please revise your signature page to clarify, if true, that Frank Bachinsky is also signing the registration statement in the capacity as a director or otherwise advise.
       Refer to Instruction 1 to "Signatures" in Form S-1.

       Please contact Bonnie Baynes at 202-551-4924 or Lynn Dicker at 202-551-3616 if
you have questions regarding comments on the financial statements and related matters.
Please contact Jessica Dickerson at 202-551-8013 or Chris Edwards at 202-551-6761 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:   Jordan Leon, Esq.